FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated July 16, 2013

Autonomous City of Buenos Aires, July 16, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: YPF S.A. signs an agreement for the development of unconventional hydrocarbons in the province of Neuquén.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that YPF S.A. and its subsidiaries (hereinafter “YPF”) and subsidiaries of Chevron Corporation (hereinafter “Chevron”) have signed on the date hereof a Project Investment Agreement (the “Agreement”) with the joint exploitation of unconventional hydrocarbons in the province of Neuquén as its objective.  The Agreement contemplates an expenditure of 1,240 million dollars by Chevron for a first phase of work to develop 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and which includes the Loma La Lata Norte and Loma Campana areas (see Annex I). This initial pilot project contemplates the drilling of more than 100 wells.

Together with what has already been invested by YPF in the aforementioned area, this new input will result in a total investment of 1,500 million dollars in the pilot project, where 15 drilling rigs are already currently operating and more than 10 thousand barrels of oil equivalent per day are being extracted.

After the signing of the Agreement and once certain conditions precedent (including the granting of a new concession over the area dedicated to the project by the province of Neuquén with a term of exploitation of 35 years) are satisfied, Chevron will make the initial expenditure of 300 million dollars (which will have the benefit of a guarantee by YPF for the following sixty days until the implementation of all associated documentation).

In a second stage, after the finalization of the pilot project, both companies expect to continue with the development of the entire area, sharing the investments 50% each.

Likewise, the Agreement contemplates, in a non-binding manner, the subsequent definition of the terms and conditions for the joint exploration of unconventional hydrocarbons in the provinces of Neuquén and Mendoza.

Yours faithfully,
Gabriel E. Abalos

Market Relations Officer

YPF S.A.

ANNEX I (Map of the area)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 16, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer